Exhibit 4.93

September 25, 2008

Tower Semiconductor Ltd.

Re:   Undertaking

1.	General Provisions

1.1.	This undertaking (hereinafter: “this Undertaking”) has been furnished by Israel Corporation Ltd. (hereinafter: the “Company” or the “Safety Net Investor”) as part of arrangements that were requested by Bank Hapoalim B.M. and Bank Leumi le-Israel B.M. (hereinafter: the “Banks”) in order to facilitate, and as a condition to, the debt restructuring pursuant to the letter between the Banks, Tower Semiconductor Ltd. (hereinafter: “Tower”) and the Company, dated August 19, 2008 (the “MOU”). This Undertaking shall neither confer any rights or remedies upon, nor create any obligations by, the Company to any person (including, for the avoidance of doubt, any of Tower’s shareholders), other than Tower.

1.2.	This Undertaking is furnished by the Company in connection with Tower’s obligation under the Facility Agreement to raise Additional Capital (as defined in Section 2 below) of US $20 million by no later than December 31, 2009.

1.3.	The maximum aggregate amount of the Safety Net Investments (as defined in Section 2 below), that Tower may require from the Company pursuant to this Undertaking is limited to US $20 million. The said maximum aggregate amount of Safety Net Investments by the Company will be decreased by any amount actually raised as Additional Capital by Tower prior to December 31, 2009.

2.	Definitions and Interpretation

With regard to this Undertaking, the terms below shall have the following meanings:

2.1.	“Additional Capital” shall mean US $20 million which Tower is required to raise pursuant to clause 16.27 of the Facility Agreement, a copy of which clause is attached as Schedule 1 hereto.

2.2.	“Business Day” means a day (other than Friday or Saturday) on which banks generally are open for trading in Israel in US Dollars.

2.3.	“Capital Notes” means the Capital Notes (in the same form, mutatis mutandis, as those issued to the Company by Tower on or about the date of this Undertaking), that will be convertible into ordinary shares of Tower at a rate equal to the Amount to be Paid (as defined below in Section 3.1) pursuant to each Contribution Notice divided by the lower of: (i) the average closing price of Tower’s ordinary shares on the NASDAQ for the last ten trading days prior to the date on which such Safety Net Investment is made, and (ii) US $0.71 per share, representing the average closing price of the ordinary shares of Tower on the NASDAQ for the last ten trading days prior to August 7, 2008.

2.4.	“Contribution Notice” means a notice substantially in the form set out in Schedule 2 hereto pursuant to which Tower requests a Safety Net Investment to be made pursuant to Section 3 below.

2.5.	“Expiry Date” means the earliest of: (i) the date on which Tower shall have fulfilled all of its obligations under clause 16.27 of the Facility Agreement (including, if applicable, by way of any written amendment or written waiver by the Banks (if any) to clause 16.27 that may reduce Tower’s obligations thereunder); (ii) December 31, 2009 (subject to Section 4); and (iii) the date on which Safety Net Investments in an amount of US $20 million are made or the Safety Net Investments made plus the Additional Capital raised by Tower equals or exceeds US $20 million.

2.6.	“Facility Agreement” shall mean the Facility Agreement that was executed between the Banks and Tower on January 18, 2001 including all amendments made from time to time thereto, as amended and restated on August 24, 2006, as further amended by Amendment No. 1 thereto dated September 10, 2007, and as further amended and restated on September 25, 2008.

2.7.	“Net Cash Balance”, on any date, means the cash balance in the bank accounts of Tower (on a Tower only, unconsolidated, basis) on such date, less outstanding payments to the Banks and to third parties which have fallen due prior to or on such date, exclusive of any payment of interest or payment of principal (other than a mandatory prepayment under clause 8 of the Facility Agreement) by Tower to the Banks under the Facility Agreement. Any such interest or principal payments (other than a mandatory prepayment under clause 8 of the Facility Agreement) actually made by Tower to the Banks after the date hereof under the Facility Agreement but prior to the date of calculation of the Net Cash Balance, shall be deemed to be part of the cash balance.

For the avoidance of doubt, any recordal in the books of any Bank of any “technical”payment by Tower of the principal of its current Loans with the proceeds of “new loans” in order to implement the debt restructuring, as contemplated in the second paragraph of clause 2.1 of the Facility Agreement, shall not be considered a payment of principal.

2.8.	“Paid-in Equity” shall bear the meaning ascribed to such term in clause 1.1.112 of the Facility Agreement, a copy of which clause is attached as Schedule 3 hereto;

2.9.	“Project Accounts” means: (i) account number 545454 at Bank Hapoalim, Migdal Haemek Branch, No. 728, in the name of Tower; and (ii) account number 13030062 at Bank Leumi, Haifa Branch, in the name of Tower.

2.10.	“Safety Net Investments” means the amount received by Tower from the Safety Net Investor in cash in exchange for Capital Notes, or, in the circumstances referred to in the second paragraph of Section 3.1 below, Paid-in Equity or other securities of Tower, in form and substance satisfactory to Tower, the Company and the Banks (in the case of Paid-in Equity, in the same number of shares, or in the case of other securities as aforesaid, convertible into the same number of shares, in each case as determined with respect to the Capital Notes in accordance with Section 2.3 above), issued to the Company by Tower.

2.11.	“TIC Amendment Closing Date Investment” means the investment of US $20 million by way of capital notes made by the Company in Tower on or about the date of this Undertaking.

2.12.	In this Undertaking, unless the context otherwise requires:

2.12.1.	“Affiliate”, with respect to any person, mean any company which controls, is controlled by, or under common control with, such person; “control” shall in this clause 2.12.1 and in clause 2.12.5 below bear the meaning assigned to such term in Section 1 of the Securities Law, 1968;

2.12.2.	“including” means including, without limiting the generality of any description preceding such terms;

2.12.3.	“law” shall mean any Israeli statute, law, regulation, treaty, rule, official directive, request or guideline of any governmental, fiscal, monetary or regulatory body, agency, department or regulatory, self-regulatory or other authority or organisation;

2.12.4.	a “person” shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the aforegoing;

2.12.5.	“Subsidiary” of a person means any company which is directly or indirectly controlled by such person; and

2.12.6.	“US Dollars” denotes the lawful currency of the United States of America.

2.13.	Nothing herein shall deem the Company to be a party to the Facility Agreement.

3.	The Undertaking

3.1.	If from the date hereof and until the Expiry Date Tower’s Net Cash Balance is less than US $10 million (subject to Section 4 below), Tower shall send a Contribution Notice to the Company requiring the Company to make a Safety Net Investment, in an amount equal to the larger of: (i) the amount by which Tower’s Net Cash Balance on that date is less than US $10 million; and (ii) the amount of US $2 million (hereinafter: the “Deficient Amount”). The Deficient Amount will in no event exceed the difference between: (1) US $20 million and (2) the sum of: (a) the amount of Additional Capital in fact raised by Tower by such date (including Safety Net Investments already made by the Company pursuant to this Undertaking by way of Capital Notes or Paid-in Equity); and (b) Safety Net Investments already made by the Company pursuant to this Undertaking in accordance with the next following paragraph by way of securities of Tower (other than Capital Notes or Paid-in Equity) in form and substance satisfactory to Tower, the Company and the Banks (“Other Acceptable Securities”) (the relevant amount as aforesaid as shall be the subject of a Contribution Notice, hereinafter: the “Amount to be Paid”). The Company irrevocably undertakes that in the event that a Contribution Notice will be delivered as aforesaid, the Company will make, a Safety Net Investment in Tower in an amount equal to the Amount to be Paid, by no later than two Business Days after the date such Contribution Notice is received by the Company.

Such investment as aforesaid shall be made in Capital Notes unless prevented from doing so, in which event such investment shall be Paid-in Equity or in other Acceptable Securities (in the case of Paid-in Equity, in the same number of shares, or in the case of Other Acceptable Securities as aforesaid, convertible into the same number of shares, in each case as determined with respect to the Capital Notes in accordance with Section 2.3 above). This Undertaking is in addition to the TIC Amendment Closing Date Investment and, for the avoidance of doubt, the TIC Amendment Closing Date Investment shall not be considered a Safety Net Investment or Additional Capital hereunder.

3.2.	For the avoidance of doubt, amounts invested by the Safety Net Investor by way of Paid-in Equity in a rights offering or private placement, as the case may be, shall also be counted as Safety Net Investments procured to be made by the Company for purposes of this Undertaking (as well as Additional Capital pursuant to Section 3.1 above).

3.3.	Payments made in respect of any Safety Net Investment pursuant to this Section 3 shall be made only by way of cash deposit in US Dollars into one of the Project Accounts.

3.4.	Within two Business Days after receipt of each Safety Net Investment, Tower shall issue Capital Notes (or, in the event that the second paragraph of Section 3.1 above shall be applicable, Paid-in Equity or Other Acceptable Securities) to the Company and shall record such issuance of Capital Notes (or Paid-in Equity or Other Acceptable Securities as aforesaid) in the name of the Company in the records of the Tower.

3.5.	Tower will use its best efforts to obtain the approval of the Tel-Aviv Stock Exchange for the listing of the shares underlying the Capital Notes (or Paid-in Equity or Other Acceptable Securities as aforesaid).

4.	Termination or Suspension of the Undertaking

4.1.	This Undertaking shall terminate in the event that: (i) the Banks demand immediate payment of the outstanding amounts due to the Banks under the Facility Agreement; or (ii) the provisions of clause 17.8 of the Facility Agreement become applicable to Tower (other than in the case of a solvent re-organisation or proceedings with respect to less than all of Tower’s revenues or assets), as a result of Proceedings instituted by the Banks, provided that such termination shall not apply in the event that the Banks’ demand or proceedings as aforesaid was made or were instituted, as applicable, following any Proceedings as referred to in clause 17.8 of the Facility Agreement (including, for the avoidance of doubt, any freeze order (Hakpa’at Halichim) instituted by Tower, any Affiliate of Tower, the Company or any Affiliate of the Company.

4.2.	In the event that the provisions of clause 17.8 of the Facility Agreement shall be applicable to Tower (other than in the case of a solvent re-organisation or proceedings with respect to less than all of Tower’s revenues or assets) due to Proceedings instituted against Tower by a third party (that is , a person other than Tower, any Affiliate of Tower, the Company or any Affiliate of the Company), the Company’s obligation to make Safety Net Investments shall be suspended for so long as such provisions of clause 17.8 are still in effect. Notwithstanding the suspension of the Company’s obligations as aforesaid, once such suspension is lifted, the Company will be obligated, upon the lifting of such suspension, to make Safety Net Investments in compliance with Contribution Notices given prior to or during the period of such suspension ( provided that such suspension is lifted on or prior to December 31, 2009.).

5.	Entry of this Undertaking into Effect

This Undertaking will become effective upon:

5.1.	the signature of, and fulfillment of the conditions precedent set out in clause 3 of, the Amending Agreement to the Facility Agreement, dated September 25, 2008 (the “Amendment”) and confirmation thereof by the Banks and Tower pursuant to clause 3.1 of the Amendment; provided that, for the purpose of this Section 5.1, any condition precedent which is waived by the Banks, shall not be considered a condition precedent set out in said clause 3; and

5.2.	the Amendment, this Undertaking and the issuance of the Capital Notes have received all necessary approvals of the Tower audit committee, Board of Directors and shareholders.

6.	Company Obligation

Subject only to the express provisions of this Undertaking, the obligations of the Company under this Undertaking constitute the irrevocable and unconditional obligations of the Company and, for the avoidance of doubt, neither such obligations nor the rights, powers and remedies conferred upon Tower by this Undertaking or by law shall be discharged or otherwise affected by the failure by Tower to comply with clause 16.27 of the Facility Agreement or with its undertaking as set out in the foot of this Undertaking above Tower’s signature.

7.	No Set-Off or Counterclaim

All payments required to be made by the Company hereunder shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without deduction for or on account of any set-off or counterclaim.

8.	Representations and Warranties

8.1.	The Company makes the representations and warranties set out in Sections 8.2 to 8.6 (inclusive) below on the date hereof and on the date on which this Undertaking becomes effective pursuant to Section 5 above. The Company acknowledges that each of the Banks has entered into the Amendment in reliance on these representations and warranties.

8.2.	It is a company limited by shares, duly incorporated and validly existing under the laws of the place of its incorporation and has the power to own its property and assets and carry on its business as it is now being and will be conducted. No administrator, examiner, receiver, liquidator or similar officer has been appointed with respect to it or any material part of its assets nor (so far as it is aware) is any petition or proceeding for such appointment pending.

8.3.	It has the power to enter into and perform this Undertaking and the transactions to be implemented pursuant thereto and has taken all necessary action to authorise the entry into and performance thereof. Without derogating from the generality of the foregoing, all authorisations, actions, approvals, consents and other matters required by law or by the Company’s constitutional documents for its provision and performance of this Undertaking have been obtained or effected and are in full force and effect.

8.4.	This Undertaking constitutes its legal, valid, binding and enforceable obligations of the Company.

8.5.	The entry into and performance of this Undertaking and the transactions to be implemented pursuant thereto do not conflict with:

8.5.1.	any law or regulation or any official or judicial order applicable to it in any respect, or

8.5.2.	its constitutional documents or any of its resolutions (having current effect) in any respect, or

8.5.3.	any agreement or instrument to which it is a party or which is binding upon it or on any of its assets.

9.	Binding Agreement; No Transfer

Without derogating from the last sentence of Section 1.1, this Undertaking shall be binding on and enure to the benefit of each party hereto. Neither the Company nor Tower shall assign all or any of its rights, benefits and obligations under this Undertaking provided, that nothing herein shall prohibit the Company from procuring that a Subsidiary of the Company makes a Safety Net Investment and receives the Capital Notes related thereto.

10.	Remedies and Waivers

No failure to exercise, nor any delay in exercising on the part of Tower, on the one hand, or the Company, on the other hand, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law. No waiver by Tower of any right hereunder shall be effective without the prior written consent of the Banks.

11.	Notices

11.1.	Notices to be given hereunder shall be in writing and may be given personally, by facsimile or, if not available, as required by Section 11.2 below. Any notice to be given to a party to another party must be given during normal business hours of such recipient party to the person and at the address designated below. If notice is sent by facsimile during normal business hours as aforesaid, it shall be deemed to have been served when confirmation of receipt by the intended recipient has been received. All notices given by facsimile shall be confirmed by letter dispatched in the manner provided in Section 11.2 within 24 (twenty-four) hours of transmission.

11.2.	Any other notices to be given hereunder shall be served on an entity by prepaid express registered letter (or nearest equivalent) to its address given below or such other address as may from time to time be notified for this purpose and any notice so served shall be deemed to have been served within five days after the time at which such notice was posted and in proving such service, it shall be sufficient to prove that the notice was properly addressed and posted:

11.2.1.	to the Company:	Israel Corporation Ltd. 23 Arania St. Millennium Tower Tel-Aviv

Facsimile:	03-684-4574
Attention:	Avisar Paz, CFO

with a copy to:	Gornitzky &Co.
(which shall not constitute notice)	45 Rothschild Blvd.
Tel-Aviv 65784

Facsimile:	03-560-6555
Attention:	Zvi Ephrat, Adv. and
Benjamin Waltuch, Adv.

11.2.2.	to Tower at:	Tower Semiconductor Ltd. P.O. Box 619 Migdal Haemek Israel

Facsimile:	(04) 654 7788
Attention:	Chief Executive Officer

with a copy to:	Yigal Arnon & Co.
(which shall not constitute notice)	1 Azrieli Center
Tel-Aviv 67021

Facsimile:	(03) 608 7714
Attention:	David H. Schapiro, Adv.

11.3.	A copy of any notices sent under this Section 11 shall be sent:

11.3.1.	to Bank Hapoalim at:	Corporate Division Migdal Levenstein 23 Menachem Begin Road Tel-Aviv

Facsimile:	(03) 567 2995
Attention:	Head of
Corporate Division

11.3.2.	to Bank Leumi at:	Corporate Division 32 Yehuda Halevi Street Tel-Aviv

Facsimile:	(03) 514 9017
Attention:	Manager of Hi-Tech
Industries Section

12.	Amendments

Any addition, variation, modification or amendment to this Undertaking shall not be effective unless any such addition, variation, modification or amendment is in writing and signed by the authorised signatories of the Company and Tower and approved in writing by the Banks.

13.	Counterparts

This Undertaking may be executed in any number of counterparts and by facsimile signature and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

14.	Governing Law And Jurisdiction

This Undertaking shall be governed by and shall be construed in accordance with Israeli law and the courts of Tel-Aviv-Jaffa shall have exclusive jurisdiction to hear any matters.

15.	Entire Agreement

15.1.	This Undertaking constitutes the entire agreement between the parties with respect to the subject-matter hereof and supersedes any prior agreement, or arrangement amongst the parties. Drafts of this Undertaking exchanged between the parties shall not be used in interpretation of this Undertaking.

15.2.	Nothing in this Undertaking shall in any way derogate from the obligations and undertakings under the outside investment undertaking attached hereto as Schedule 4.

16.	Partial Invalidity

If any provision of any of this Undertaking is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

[Signature Page to Safety Net undertaking]

Sincerely,

Israel Corporation Ltd.

____________________________

By: _________________________

Title: ________________________

We hereby confirm and agree to the above and confirm that all corporate action to be taken by us (including by our Board of Directors, Audit Committee and by our shareholders) in order to approve the contents of the above Undertaking has been duly and properly obtained and the terms hereof constitute our legal, valid, binding and enforceable obligations

We undertake to use commercially reasonable efforts to fulfill our obligations to raise the US $20 million of new funds required under clause 16.27 of the Facility Agreement, which clause we will not amend without the prior written consent of Israel Corporation Ltd.

Tower Semiconductor Ltd.

____________________________

By: _________________________

Title: ________________________

S C H E D U L E  1

Clause 16.27 of the Facility Agreement

Investments in the Borrower

The Borrower shall procure the receipt by it by no later than December 31, 2009 of an amount of at least US $20,000,000 (twenty million United States Dollars) in: (a) Paid-in Equity; or (b) capital notes in form and substance the same as those issued to TIC on or about the Amendment Closing Date. For the purposes of the aforegoing, the Borrower’s obligation as aforesaid is in addition to the investment of US $20,000,000 (twenty million United States Dollars) in capital notes made by TIC on or about the Amendment Closing Date which shall not be taken into account for this clause 16.27. For the avoidance of doubt, nothing contained in the TIC Safety Net Undertaking shall in any way derogate from the Borrower’s obligations under this clause 16.27.

S C H E D U L E  2

Form of Contribution Notice

FROM:	Tower Semiconductor Ltd. ("Tower")

To:	Israel Corporation Ltd.

DATE:	[insert date, which shall be a date on or prior to the Expiry Date]

Dear Sirs,

1.	We refer to the Undertaking dated September 25, 2008 (“the Undertaking”) given by you to Tower. Terms defined in the Undertaking shall have the same meaning in this notice.

2.	The Net Cash Balance was calculated as follows:

2.1	Cash Balance:
Tower's cash balance (based on Tower's bank account balances) as of ____ is ____.

2.2	Outstanding Payments due to Third Parties:
[payee]_______ - US $____ due on ____, for _______.
[payee]_______ - US $____ due on ____, for _______.

2.3	Outstanding payments due to the Banks (other than payments that would be included in paragraph 2.4 below):
Bank Hapoalim - US $____ due on ____, for _______.
Bank Leumi - US $ ____ due on ____, for _______.

2.4	Actual Principal (other than mandatory prepayment under clause 8 of the Facility Agreement) and Interest Payments made to the Banks since September 29, 2008: ________
Bank Hapoalim - US $____ due on ____, for _______.
Bank Leumi - US $ ____ due on ____, for _______.

3.	We hereby give you notice that pursuant to the Undertaking, we require you to make, or procure to be made, a Safety Net Investment in an amount of at least US $________ (___________________) by no later than 2 Business Days following the date hereof, on the terms and conditions contained in the Undertaking.

—————————————— for and on behalf of TOWER SEMICONDUCTOR LTD

S C H E D U L E  3

Clause 1.1.112 of the Facility Agreement

“Paid-in Equity”	–	means the aggregate amount paid-up in cash in respect of irredeemable ordinary share capital of the Borrower or in respect of the sale of warrants by the Borrower where the purchase price of such warrants is registered as owners' equity and is non-refundable and the purchaser or holder of such warrants shall not be entitled to claim refund of such purchase price (or any part thereof) under any circumstances whatsoever. For the removal of doubt: (i) for the purposes of this Agreement, any credit, prepayment or other entitlement granted to any person in respect of any amount paid-up in cash in respect of the irredeemable share capital of the Borrower or in respect of the sale of any warrant pursuant to agreements with such person shall not be regarded as Paid-in Equity and shall be deducted from the amount of such equity; (ii) the subsequent application of the debt of the Borrower represented by such credit, prepayment or other entitlement on account of the purchase price for shares of the Borrower shall not be considered Paid-in Equity at the time of such application; and (iii) the net amount credited in the books of the Borrower as irredeemable share capital as a consequence of the conversion of convertible debentures or any other securities of the Borrower issued or which may be issued by the Borrower shall not be considered Paid-in Equity at the time of such conversion;

S C H E D U L E  4

Outside Investment Undertaking